April 13, 2007
Via EDGAR and facsimile
Mr. Michael Fay - Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

RE:	Target Logistics, Inc. (the “Company” or “Target”)
Form 10-K: For the Year Ended June 30, 2006 Form 10-Q: For the Period Ended December 31, 2006 File Number: 001-14474

Dear Mr. Fay:

I am writing in response to your letter of March 7, 2007 regarding the above file number. Below are responses to the comments raised.

Form 10-K: For the Year Ended June 30, 2006

Management’s Discussion and Analysis…. page 12
Overview, page 12

Comment 1:

The disparity between domestic and international gross profit margins is generally a function of the higher cost of international freight shipment. We will expand our disclosure in the Overview section of MD&A in future 10-K and 10-Q filings in accordance with your comment.

Note to Consolidated Financial Statement, page F-7
Note 10. Commitments and Contingencies, page F-16
Leases, page F-16

Comment 2:

The amount of rent expense for the fiscal years ending June 30, 2006, 2005 and 2004 was $2,001,152, $1,574,319 and $1,611,959, respectively. We will disclose the amount of rent expense for each year presented in future 10-K filings.

Form 10-Q: For the Period Ended December 31, 2006

Management’s Discussion and Analysis…. page 13
Overview, page 13

Comments 3 and 4:

The only non-GAAP measure we use in our 10-Q and 10-K filings is the single mention of EBITDA in the Overview sections of MD&A. We only present EBITDA in the Overview as investors ask for it from time to time and by presenting it in our 10-K and 10-Q filings we are making that information available to all investors. In each instance, we first clearly state the GAAP measures of operating revenues and earnings and explain that EBITDA in non-GAAP and how it differs from GAAP results. Specifically, the following is the text and context of our discussion of EBITDA in our 2006 10-K:

April 13, 2007 Page 2

“We generated operating revenues of $160.4 million, $138.4 million, and $126.1 million, and had net profits of $2.7 million, $1.6 million, and $.05 million for the fiscal years ended June 30, 2006, 2005, and 2004, respectively.

“We had earnings before interest, taxes, depreciation and amortization (EBITDA) of $5,391,621, $3,454,132 and $1,760,276, for the fiscal years ended June 30, 2006, 2005, and 2004, respectively. EBITDA is a non-GAAP measure of income and does not include the effects of interest and taxes, and excludes the “non-cash” effects of depreciation and amortization on current assets. Companies have some discretion as to which elements of depreciation and amortization are excluded in the EBITDA calculation. We exclude all depreciation charges related to property, plant and equipment, and all amortization charges, including amortization of goodwill, leasehold improvements and other intangible assets. While management considers EBITDA useful in analyzing the Company’s results, it is not intended to replace any presentation included in the Company’s consolidated financial statements.”

In future filings we propose to revise the above disclosure to add the following sentence at the end:

“The investment community generally measures a public company’s performance by its net income.”

Liquidity and Capital Resources, page 15
General, page 15

Comment 5:

We will include additional disclosure in future 10-K and 10-Q filings in accordance with your comment.

We confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
TARGET LOGISTICS, INC.

/s/ Philip J. Dubato
Philip J. Dubato
Chief Financial Officer

cc: Mr. Stuart Hettleman - Chief Executive Officer